Exhibit 99.36

Sandspring Presents Updated NI 43-101 Mineral Resource Estimate
for Toroparu Gold-Copper Project, Guyana; Drilling Continues

June 3, 2010 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce completion of an updated NI 43-101 compliant mineral resource estimate for the Toroparu gold-copper deposit in the Republic of Guyana, South America.

The latest Toroparu gold-copper deposit mineral resource estimate was independently modeled by P&E Mining Consultants Inc. as a potentially open-pittable deposit. The single Open Pit optimized pit shell model features an NI 43-101 compliant Indicated mineral resource of 3,692,000 ounces gold-equivalent (2,891,000 oz. gold and 288 million pounds copper) contained within 104,975,000 tonnes at 0.86g/t gold and 0.12% copper. An additional Inferred mineral resource of 1,078,000 ounces gold-equivalent (895,000 oz. gold and 66 million pounds copper) is contained within 38,829,000 tonnes at 0.72 g/t gold and 0.08% copper (Table 1). The full NI 43-101 technical report may be viewed and will be publicly disclosed by Sandspring at www.sedar.com and on the Company’s website within 45 days of this press release.

Highlights include:

•          Confirmation of over 100 million tonnes of Indicated gold-copper mineralization within a single Open Pit optimized pit shell on high ground that is presently road accessible to tidewater (Table 1);
•          Mineral resource sensitivities that feature potentially designable and near-surface open-pit minable grade shells (Table 2). A higher grade Indicated mineral resource shell of approximately 38 Mt at an average grade of 1.47g/t AuEq offers potential for design of a starter pit (subject to the findings of a proposed Preliminary Economic Assessment).

Abraham Drost, P.Geo. President of Sandspring states: “The updated NI 43-101 compliant Mineral Resource Estimate for Sandspring’s Toroparu Project is a value-accretive benchmark for the Company. The Company now has a sufficiently robust, potentially open-pittable resource to consider advancing the Toroparu Project through to feasibility.

The new mineral resource update represents a move to quality in terms of both resource classification and grade. The Indicated resource at Toroparu now exceeds 100 million tonnes over a strike length of approximately 800m and a vertical depth of 400m. There is evidence of a near surface, higher grade portion to the deposit that may support design of a robust starter pit allowing more rapid payback of capital. The Company will move immediately to a Preliminary Economic Assessment of the main Open Pit optimized resource model which will evaluate the economics of phased mining of higher grade “starter pit” material in the early life of mine and formalize a mine plan for the Toroparu Project.

The main Open Pit optimized resource model is open to depth and mineralization extends along strike in both directions. Both pit optimization and exploration drilling continues at this time. There is considerable exploration potential remaining in the immediate resource area and on the Company’s larger concessions which we intend to follow up vigorously.

With Sandspring’s accomplished Board of Directors and experienced management team, a potentially robust open-pit mining scenario modeled around a high quality resource area, a supply road to tidewater already in place and airstrip on site, a buoyant gold price and a highly motivated and mining-friendly jurisdiction in Guyana, the time to test the economics of a large- scale bedrock development project at Toroparu is now.”

Table 1: Toroparu Resource Estimate Within An Optimized Pit Shell

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues and are subject to the findings of a full feasibility study.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

(4)
The metal prices used in this estimate were an approximate 2 year trailing average as follows: Au US$955/oz and Cu $2.95/lb. The AuEq ratio of 1% Cu equals 1.8 grams Au was derived from a 90% Au recovery and a 75% Cu recovery. These recoveries were based on recent metallurgical testwork by SGS Lakefield. Mining costs were $1.75 per tonne of Fresh rock and $1.50 per tonne of Saprolite, Processing and G&A costs were $11/tonne for Fresh rock and $8.75/tonne for Saprolite. Pit optimization slopes were 50 degrees.

Table 2: Toroparu Resource Estimate Sensitivity Within Optimized Pit Shells

(1) AuEq ratio of 1% Cu equals 1.8 grams Au was derived from a 90% Au recovery and a 75% Cu recovery.

Higher grade resource shell for potential starter pit	Resource Estimate for optimized pit shell

The original Toroparu mineral resource estimate (October 26, 2008) was calculated from deposit-specific mineralized intercepts in 29 NQ diamond drill holes, totaling 9,493 metres and by 16 mineralized trenches. The updated mineral resource estimate was calculated from deposit-specific mineralized intercepts from an additional 34 NQ diamond drill holes (TPD-30 to TPD-64) totaling 17,604 metres, designed to expand and optimize grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource. Mineralization is still open in all directions.

Analytical testing and reporting of quantitative assays for holes TPD‐030 to TPD‐050 was performed independently by Activation Laboratories (ActLabs), an ISO accredited sample preparation facility in Georgetown, Guyana and analytical facility in Caracas, Venezuela with head office based in Toronto, Ontario.

Analytical testing and reporting of quantitative assays for holes TPD-51 to TPD-064 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs) with sample preparation facilities in Georgetown, Guyana and analytical facilities in Santiago, Chile and Vancouver, Canada with head office based in Vancouver, Canada. AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein.

A system of blank, standard and duplicate samples were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by ActLabs and AcmeLabs.

Mr. Eugene Puritch, P.Eng. and Antoine Yassa, P.Geo. of P&E Mining Consultants Inc. are independent qualified persons as defined by NI 43-101. Abraham Drost, P.Geo. qualified person for Sandspring, and Mr. Puritch have approved release of the mineral resource estimate contained herein.

Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay
ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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